CHAPMAN AND CUTLER LLP
                             111 WEST MONROE STREET
                            CHICAGO, ILLINOIS 60603

                                 March 15, 2018


VIA EDGAR CORRESPONDENCE
------------------------

Mr. Mark Cowan
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549


      Re:     PRE 14A: First Trust Dynamic Europe Equity Income Fund
              ------------------------------------------------------

Dear Mr. Cowan:

      On February 16, 2018, First Trust Dynamic Europe Equity Income Fund (the "Fund") filed a Preliminary Proxy Statement (the "Proxy Statement") with the Securities and Exchange Commission (the "Commission"). The Proxy Statement includes a proposal for the Fund's shareholders to approve a new investment sub-advisory agreement (the "Proposal"). This letter responds to comments that you provided in a telephone conference with the undersigned on February 22, 2018. For your convenience, the substance of those comments has been restated below. The Fund's response to each comment is set out immediately under the restated comment. Undefined capitalized terms have the meanings given to them in the Proxy Statement.

      COMMENT 1

      Do the Fund's shareholders have appraisal rights?

      RESPONSE 1

      The Fund's shareholders do not have appraisal rights. The Fund is a Massachusetts business trust, and pursuant to the Fund's Declaration of Trust, shareholders do not have appraisal rights (except as the Trustees may determine from time to time).

      COMMENT 2

      In the fifth paragraph under the heading "General Information," please add disclosure regarding the material features of the arrangement with AST Fund Solutions, LLC, the proxy solicitor.

      RESPONSE 2

      In response to your comment, the sentence referring to the proxy solicitor has been revised to read as follows: "A proxy solicitation firm, AST Fund Solutions, LLC, has also been engaged to provide proxy solicitation services, including mail and tabulation services, as well as services to facilitate mail, telephone and Internet voting, at a cost which is expected to be approximately $58,500."

      COMMENT 3

      With respect to the first paragraph of the discussion under the heading "Comparison of Certain Terms of the New Sub-Advisory Agreement and Current Sub-Advisory Agreement," please delete the statement that the description of the New Sub-Advisory Agreement is qualified in its entirety by reference to Exhibit A.

      RESPONSE 3

      The Proxy Statement has been revised to respond to your comment.

      COMMENT 4

      With respect to the discussion of Fees and related disclosure under the heading "Comparison of Certain Terms of the New Sub-Advisory Agreement and Current Sub-Advisory Agreement," please consider whether compensation to the Advisor should also be included in addition to the compensation to HGINA (the current sub-adviser).

      RESPONSE 4

      With respect to the Proxy Statement, for purposes of Item 22(c)(1), the "existing investment advisory contract" is the Current Sub-Advisory Agreement and the "investment adviser" with respect to the existing investment advisory contract is HGINA. Therefore, in connection with Item 22(c)(1)(iii) (which requires disclosure of the "aggregate amount of the investment adviser's fee and the amount and purpose of any material payments by the Fund to the investment adviser, or any affiliated person of the investment adviser, during the last fiscal year of the Fund"), we believe that since the Advisor is not an affiliated person of HGINA, disclosure of the fees paid to the Advisor is not required.

      COMMENT 5

      With respect to the form of Proxy Card, because it is unclear from the EDGAR, please confirm that the items required by Rule 14a-4 to be in bold type will be in bold type.

      RESPONSE 5

      As discussed, the items required to be in bold type will be in bold type.

      Thank you for your attention to this Proxy Statement and please call me at
(312) 845-3446 if you have questions regarding any of the above responses.


                                             Very truly yours,

                                             CHAPMAN AND CUTLER LLP

                                             By /s/ Suzanne M. Russell
                                                ------------------------------
                                                    Suzanne M. Russell